                                                               File No. 70-_____

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                   FORM U-1
                           APPLICATION/DECLARATION
                                    UNDER
                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                           Energy East Corporation
                                P.O. Box 12904
                            Albany, NY 12212-2904

                               CMP Group, Inc.
                         c/o Energy East Corporation
                                P.O. Box 12904
                            Albany, NY 12212-2904

                         Central Maine Power Company
                               83 Edison Drive
                              Augusta, ME 04336

                   Vermont Yankee Nuclear Power Corporation
                              185 Old Ferry Road
                            Brattleboro, VT 05703

  (Names and principal executive offices of companies filing this statement)

                           Energy East Corporation
                  (Names of top registered holding company)

                             Kenneth M. Jasinski
             Executive Vice President and Chief Financial Officer
                           Energy East Corporation
                                P.O. Box 12904
                            Albany, NY 12212-2904

                   (Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

        Frank Lee, Esq.                             Hemmie Chang, Esq.
        Huber Lawrence & Abell                      Ropes & Gray
        605 Third Avenue                            One International Place
        New York, New York 10158                    Boston, MA 02110


        Denise Redmann, Esq.                        Nancy S. Malmquist, Esq.
        Entergy Corporation                         Downs, Rachlin & Martin
        639 Loyola Avenue                           P.O. Box 99
        New Orleans, LA  70113                      90 Prospect Street
                                                    St. Johnsbury, VT 05819-0099







ITEM 1. Description of Proposed Transaction

A.       Description of the Parties to the Application/Declaration:

         Vermont Yankee Nuclear Power Corporation (the "Company" or "Vermont Yankee"), a Vermont corporation, was organized by a group of New England utilities (the "sponsoring utilities") in 1965 for the purpose of constructing and operating a nuclear-powered electric generating plant (the "Plant") in Vernon, Vermont. The Plant was licensed to operate by the U.S. Atomic Energy Commission (now the Nuclear Regulatory Commission or "NRC") in 1972 and has operated commercially as a base-load station since December 1, 1972. The output of the Plant is shared pro rata by eight sponsoring utility companies (Central Vermont Public Service Corporation, New England Power Company, Green Mountain Power Corporation, The Connecticut Light and Power Company, Central Maine Power Company, Public Service Company of New Hampshire, Western Massachusetts Electric Company and Cambridge Electric Light Company) pursuant to cost-of-service Power Contracts and Additional Power Contracts that have been approved by the Federal Energy Regulatory Commission ("FERC"). For a description of the Company's prior financings, see Declarations and Applications, as amended, and the Orders in Commission Files No. 70-4435, 70-4951, 70-4653, 70-4611, 70-4898, 70-4909,
70-4968, 70-5006, 70-5138, 70-5186, 70-5223, 70-5284, 70-6349, 70-6405, 70-6475,
70-6911, 70-7007, 70-7141, 70-7196, 70-7264, 70-7382, 70-7537 and 70-7635 under the Public Utility Holding Company Act of 1935, as amended (the "Act"). All of the stock of the Company is owned by the eight sponsoring utilities as follows:

NAME                                                  PERCENTAGE OWNERSHIP
----                                                  --------------------
Central Vermont Public Service Corporation            33.23%
New England Power Company                             23.89%
Green Mountain Power Corporation                      18.99%
The Connecticut Light and Power Company               10.09%
Central Maine Power Company                            4.25%
Public Service Company of New Hampshire                4.25%
Western Massachusetts Electric Company                 2.65%
Cambridge Electric Light Co.                           2.66%


         This Application/Declaration is also filed by Energy East Corporation, a registered holding company. Energy East Corporation is the indirect parent corporation of Central Maine Power Company. National Grid Group plc and National Grid USA (File No. 70-10025) and Northeast Utilities (File No. 70-10033), all registered holding companies, also have filed Applications/Declarations on Form U-1 with respect to the transactions described herein.

B.       Summary of Proposed Transaction:

         Vermont Yankee: The on-going restructuring and deregulation of the utility industry has caused the sponsoring utilities to re-evaluate their roles and, in many cases, have required them to exit the generation business and to divest themselves of their investments in electric generation assets. As a result, Vermont Yankee also considered its future market position, given the changing nature of its owners. In late 1997 after Vermont Yankee and its owners concluded that a sale of the Plant on favorable terms would be desirable, Vermont Yankee solicited expressions of interest from potential buyers. After lengthy negotiations (which included competing offers from two interested parties), Vermont Yankee in November, 1999 entered into an agreement for the sale of substantially all of Vermont Yankee's utility assets, including its operating Plant. The Public Service Board of the State of Vermont ultimately did not approve that proposed sale, so that transaction was terminated. See Application/Declaration in Commission File No. 70-9737, withdrawn April 18, 2001.

         On March 16, 2001, Vermont Yankee's Board of Directors voted to proceed with establishing an auction for the Plant and subsequently entered into an agreement with J.P. Morgan Securities, Inc. ("JPM") by which JPM became Vermont Yankee's agent to conduct the auction. Vermont Yankee's Board of Directors authorized JPM to start the auction on April 12, 2001. Based on the result of the auction and JPM's recommendation, Vermont Yankee's Board of Directors decided to pursue negotiations with Entergy Nuclear Vermont Yankee, LLC ("ENVY"), a subsidiary of Entergy Corporation. On August 15, 2001, Vermont Yankee and ENVY entered into a Purchase and Sale Agreement (the "PSA") for the Plant (see Exhibit B-1).

         The PSA contemplates that ENVY will pay a purchase price of $180 million, subject to closing adjustments, and will assume Vermont Yankee's obligation for operating and decommissioning the Plant in exchange for the transfer at the closing of the sale (the "Closing") of substantially all of the assets comprising the Plant (located in Vernon, Vermont), the funds in Vermont Yankee's Decommissioning Trust, which had a fair market value of approximately $299.6 million as of September 30, 2001, Vermont Yankee's rights with respect to the funds held by the State of Vermont in connection with the Texas Low-Level Radioactive Waste Disposal Compact (the "Texas Compact"), certain human and site assets related to the Plant, certain leases, easements, contracts, licenses and permits related to the Plant, the Plant's switchyards and certain transmission assets, and office property located in Brattleboro, Vermont.

         The PSA also contemplates that Vermont Yankee will purchase from ENVY 100% of the output of the Plant (based on the Plant's current configuration and capacity) after the Closing during the Plant's remaining licensed life (ending March 21, 2012) pursuant to a Power Purchase Agreement between Vermont Yankee and ENVY (the "PPA") (see Exhibit B-2). Vermont Yankee will resell that output at wholesale to the sponsoring utilities pursuant to 2001 Amendatory Agreements (see Exhibit B-3) with each of the sponsoring utilities that modify the existing Power Contracts and Additional Power Contracts (collectively, as so modified, the "Power Contracts") (all of which fall within the jurisdiction of the Federal Energy Regulatory Commission ("FERC")) to reflect the proposed transaction and provide for the payment by the sponsoring utilities of Vermont Yankee's remaining unamortized net plant investment and Vermont Yankee's ongoing costs after Closing.

         In preparation for the Closing it will be necessary for Vermont Yankee to redeem its outstanding First Mortgage Bonds and to repay the outstanding indebtedness under its current Secured Credit Agreement. This Secured Credit Agreement was entered into in a transaction exempt from Section 6(a) of the Act pursuant to Rule 52 and on August 21, 2001 Vermont

Yankee filed with the Commission a Certificate of Notification as required by Rule 52 relating to the Secured Credit Agreement. The cash required to satisfy these obligations will come from the cash proceeds to be paid by ENVY at the Closing.

         Although the PSA provides that Vermont Yankee may be required to make a "top-off" payment to the Decommissioning Trust, any such payment is contingent on several factors. First, if the value of the assets of the Decommissioning Trust at Closing meets or exceeds the Nuclear Regulatory Commission ("NRC") required minimum, no top-off will be required. Second, any top-off payment will be capped at $5.4 million, which represents the difference between the amount that would have been collected by Vermont Yankee before the recent settlement in a FERC proceeding relating to secondary purchaser issues ($16.8 million) and the amount that would be collected pursuant to that settlement ($11.4 million). Based on an analysis of all relevant factors at the time of execution of the PSA, Vermont Yankee does not anticipate that it will have to make a top-off payment at the Closing, although this expectation could change based on a change in circumstances.

         It is currently anticipated that the Closing under the PSA will be held in July 2002, after all required regulatory approvals, including that of the Commission, have been obtained.

         As discussed above, since 1968 Vermont Yankee has had cost-of-service Power Contracts with its sponsoring utilities pursuant to which Vermont Yankee currently sells the output of the plant to the sponsoring utilities. Upon consummation of the transaction, Vermont Yankee will purchase the output of the plant from ENVY, an exempt wholesale generator, pursuant to the PPA and will resell such output to the sponsoring utilities pursuant to the Power Contracts (as amended effective as of the Closing). Vermont Yankee will pass the cost of the power purchased under the PPA on to the sponsoring utilities pursuant to the terms of those Power Contracts. In addition, under the Power Contracts the sponsoring utilities will be obligated to pay to Vermont Yankee the ongoing administrative costs of Vermont Yankee, any remaining unamortized net plant investment, certain Department of Energy fees relating to prior spent fuel and clean up costs that are retained by Vermont Yankee under the PSA, and any costs associated with any other residual obligations under the PSA. Thus, the Power Contracts between Vermont Yankee and each sponsoring utility are necessary not only to provide for payment of the power costs under the PPA but also to provide for payment of other ongoing Vermont Yankee costs separate from those PPA power costs.(1)

         As noted above, the Power Contracts fall within the jurisdiction of the FERC and will continue to be subject to FERC jurisdiction after the Closing. See Order of FERC, Exhibit D-7. Because the Power Contracts are within the jurisdiction of the FERC and have been accepted by the FERC, the sponsoring utilities will be permitted to include Power Contract payments in the calculation of rates to their customers. If the sponsoring utilities were to enter into Power Contracts directly with ENVY, their ability to include those Power Contract payments in their rate calculations would be uncertain and they still would need to have a separate contract with Vermont Yankee to cover other ongoing Vermont Yankee costs, including unamortized net plant investment and residual obligations under the PSA.

         After the Closing, Vermont Yankee will continue its existence as a corporation, but its operations will be limited to purchasing power under the PPA and reselling that power to the sponsoring utilities and to related administrative activities. Consistent with these limited operations, after the Closing Vermont Yankee's assets will consist primarily of its rights under the PPA with ENVY and its rights under the Power Contracts with its sponsoring utilities, in addition to cash on hand.

         Because of Vermont Yankee's limited operations and assets after Closing, as part of the sale transaction ENVY is requiring Vermont Yankee to provide financial security with respect to Vermont Yankee's continuing obligations under the PPA and PSA.(2) In order to provide this financial security to ENVY, Vermont Yankee will pledge to ENVY, pursuant to a Security Agreement between Vermont Yankee and ENVY (See Exhibit B-4), Vermont Yankee's rights to the payments that it is entitled to receive from the sponsoring utilities in respect of payments for power and payments for PSA obligations under the Power Contracts.(3) In addition, pursuant to the PPA, if ENVY has commercially reasonable grounds for insecurity (determined in accordance with commercial standards as set forth in Section 2-609 of the Vermont Uniform Commercial Code) concerning the ability of one or more of the sponsoring utilities to pay Vermont Yankee for its entitlement to the output of the Plant, ENVY may request adequate assurances from Vermont Yankee as to that sponsoring utility's due performance of its payment obligations. Vermont Yankee in turn has the right, pursuant to the 2001 Amendatory Agreements, in those circumstances to request adequate assurances from such sponsoring utility.

         The financial security that Vermont Yankee will provide to ENVY amounts to a pass-through to ENVY of Vermont Yankee's right to certain payment obligations that the sponsoring utilities will have under the Power Contracts. As set forth in the Security Agreement, if Vermont Yankee fails to pay ENVY directly, then ENVY will have the right to receive from the sponsoring utilities the payments under the Power Contracts that the sponsoring utilities would otherwise pay to Vermont Yankee in respect of PPA and PSA costs.

         It is important to note that the Security Agreement is not a guarantee, however, and does not create any additional obligations on the part of the sponsoring utilities (and, in fact, the sponsoring utilities are not parties to the Security Agreement). Under the Security Agreement, ENVY would have only those rights that Vermont Yankee has under the Power Contracts to receive payments from the sponsors for power and PSA obligations. The Security Agreement also does not impose additional financial obligations on Vermont Yankee. In essence, the Security Agreement merely gives ENVY the legal right, after certain default events, to enforce the pass-through nature of certain Power Contract payments by allowing ENVY to collect those Power Contract payments directly from the sponsoring utilities without going through Vermont Yankee.


--------
         (1) Currently under the Power Contracts the sponsoring utilities are liable for the cost of decommissioning the Plant. After the Closing, however, under the terms of the Power Contracts the sponsoring utilities will no longer be liable for the cost of decommissioning the Plant.

         (2) Financial security is a typical aspect of transactions of this type. See, e.g., Application/Declaration in Commission File No. 70-9737 (the "Proposed Prior Transaction"). In the Proposed Prior Transaction, the potential purchaser had required a more complicated and costly financial security package, including the formation of a bankruptcy remote special purpose financing entity and the provision by Vermont Yankee of a surety bond, the premium for which would have been approximately $7 million.

         (3) The pledge by Vermont Yankee pursuant to the Security Agreement has been submitted to, and has been approved by, the Vermont Public Service Board. See Exhibit D-2, Petition to PSB, and Exhibit D-3, Order of PSB.

         Registered Holding Company: Central Maine Power Company, an indirect subsidiary of Energy East Corporation, a registered holding company, owns 4.25% of the outstanding common stock of Vermont Yankee. Central Maine Power Company is a wholly-owned subsidiary of CMP Group, Inc., an intermediate holding company subject to regulation under the Act as a subsidiary of a registered holding company and exempt from registration pursuant to Section 3(a)(2) of the Act. Therefore, the sale by Vermont Yankee of substantially all its assets, including the operating plant, constitutes an indirect sale of utility assets by Energy East Corporation.

         Legislation in the several New England states in which the subsidiaries of the applicant registered holding companies do business is restructuring the utility business in those jurisdictions and strongly encourages the divestiture of generation assets. The proposed sale of Vermont Yankee's assets is consistent with that mandate and is the result of a competitive auction process. The PSA transfers the assets and liabilities of Vermont Yankee to ENVY. As discussed above, while the PSA provides for a potential top-off payment by Vermont Yankee to the Decommissioning Trust, based on an analysis of all relevant factors at the time of execution of the PSA, Vermont Yankee does not anticipate that any such payment will be required, although this expectation could change based on a change of circumstances.

         Vermont Yankee has calculated that the benefit of the transaction with ENVY has a net present value to Vermont Yankee and its owners that is about
$250 million more favorable than continued ownership and operation of the Plant. In addition, the provisions of the PSA are favorable to those owners and their ratepayers because the PSA caps their exposure for the ultimate decommissioning costs of the Plant and relieves them of the operating risks inherent in the continued ownership of a nuclear Plant (including employee-benefit liabilities, potential environmental liabilities, potential nuclear liabilities and liabilities related to spent nuclear fuel other than funds for pre-1983 spent fuel), all of which are financial risks that would otherwise be borne by those owners, and ultimately their ratepayers, under their cost-of-service Power Contracts with Vermont Yankee. As noted below, these transactions will also have been approved by the regulatory bodies having jurisdiction in each of the states where the subsidiaries of the applicant registered holding companies do business. Therefore, the proposed sale of the utility assets to ENVY will be for reasonable consideration and otherwise satisfy the requirements of Section 12(d) of the Act.

C.       Rule 54 Analysis

         Under Rule 54 promulgated pursuant to the Act, the Commission may not consider the effect of capitalization or earnings of any subsidiary which is an exempt wholesale generator ("EWG") or foreign utility company ("FUCO") upon a registered holding company system if Rules 53(a), (b) and (c) promulgated pursuant to the Act are satisfied.

         Energy East Corporation ("Energy East") meets all of the conditions of Rule 53. Specifically:

         Rule 53(a)(1). Energy East's aggregate investment, including commitments, in EWGs and FUCOs was $22 million at March 31, 2002, which was 2% of average retained earnings for the twelve months then ended.

         Rule 53(a)(2). Energy East maintains books and records to identify investments in and earnings from any EWG in which it directly or indirectly holds an interest; (i) Energy East (A) keeps its books and records in accordance with generally accepted accounting principles (GAAP); (B) prepares its financial statements in accordance with GAAP; and (C) undertakes to provide the Commission access to such books and records and financial statements as the Commission may request; (ii) and (iii) Energy East does not have any investments in foreign FUCOs or EWGs.

         Rule 53(a)(3). No more than two percent of Energy East's public utility companies' employees render services, at any one time, directly or indirectly, to EWGs in which Energy East holds an indirect or direct interest.

         Rule 53(b). None of the conditions described in paragraph (b) of Rule 53 is applicable:

         (1) Neither Energy East nor any subsidiary company having assets with book values exceeding an amount equal to 10% or more of consolidated retained earnings have been the subject of a bankruptcy or similar proceeding.

         (2) The average consolidated retained earnings for the four most recent quarterly periods have not decreased by 10% from the average for the previous four quarterly periods and the aggregate investment in EWGs does not exceed two percent of total capital invested in utility operations; and

         (3) In the previous fiscal year, Energy East did not report operating losses attributable to its direct or indirect investments in EWGs.

D.       Scope of Application/Declaration

         This Application/Declaration relates to the sale of utility assets, including the Plant and related transmission assets, by Vermont Yankee and the indirect sale of those utility assets by the applicant registered holding company. It also relates to the transfer of the cash and securities in the Vermont Yankee Decommissioning Trust and the transfer of Vermont Yankee's interest in the moneys relating to the Texas Compact held by the State of Vermont.

         The Commission is respectfully requested to take appropriate action on the following matters:

         Approval of the sale of utility assets, including the Plant and the transmission assets, by Vermont Yankee to ENVY and the indirect sale of such utility assets by Energy East Corporation. Approval of the transfer of cash and securities in the Vermont Yankee Decommissioning Trust and Vermont Yankee's interest in the amount relating to the Texas Compact held by the State of Vermont.

ITEM 2. Fees, Commissions and Expenses

         The estimated fees, commissions and expenses paid or to be paid, directly or indirectly, in connection with the transactions described in this Application/Declaration are as follows:

Legal and financial advisory fees and expenses      $6,750,000
Accounting fees and expenses                           100,000
Other expenses                                         250,000

       Total                                        $7,100,000
                                                    ==========

ITEM 3. Applicable Statutory Provisions

         The PSA provides for the sale of utility assets by Vermont Yankee and, therefore, the indirect sale of utility assets by Energy East Corporation. That aspect of the proposed transaction requires the approval of the Commission pursuant to Section 12(d) of the Act and Rule 44 thereunder.

         The redemption and repayment of Vermont Yankee's First Mortgage Bonds and Secured Credit Agreement are exempted from the requirements of Section 12(c) of the Act pursuant to Rule 42 thereunder.

ITEM 4. Regulatory Approvals

         The following regulatory approvals are required in connection with the transactions described in this Application/Declaration (references to particular provisions of statutes, codes, rules or regulations are deemed to include other provisions of statutes, codes, rules or regulations referred to therein or related thereto):

         The Vermont Public Service Board has jurisdiction over certain aspects of Vermont Yankee as a public utility company doing business in Vermont. Pursuant to Section 109 of Title

30 of the Vermont Statutes Annotated, the consent of the Vermont Public Service Board is required for Vermont Yankee to sell ten percent or more of its utility assets (as contemplated by the PSA). Pursuant to Section 108 of Title 30 of the Vermont Statutes Annotated the consent of the Vermont Public Service Board is required for Vermont Yankee's pledge of its assets to another corporation. The proposed pledge of Vermont Yankee's right to receive certain payments under the Power Contracts to Entergy pursuant to the Security Agreement, which is the subject matter of this Application/Declaration, falls within the parameters of those statutory sections. Appropriate proceedings were instituted before the Vermont Public Service Board by giving the required notice on August 22, 2001 and by formal petition dated September 27, 2001. See Exhibits D-1 and D-2. The order of the Vermont Public Service Board was issued on June 13, 2002. See Exhibit D-3.

         The sale of jurisdictional assets to ENVY pursuant to the PSA and approval of the 2001 Amendatory Agreements have been submitted for approval to the FERC. Appropriate proceedings were instituted before FERC by giving the required notice on October 17, 2001. See Exhibit D-4. The order of the FERC was issued on February 1, 2002. See Exhibit D-5.

         The sale of the Plant pursuant to the PSA will also require the transfer to ENVY of the NRC Operating License currently held by Vermont Yankee. The transfer of an operating license requires the consent of the NRC pursuant to
Section 184 of the Atomic Energy Act, as amended, and the regulations promulgated thereunder, 10 CFR Sections 50.80 and 50.92. Appropriate proceedings were instituted before the NRC by application filed on October 5, 2001. See Exhibit D-6. The order of the NRC was issued on May 17, 2002. See Exhibit D-7.

         In addition, the PSA provides that certain private letter rulings be obtained from the United States Internal Revenue Service with respect to certain tax aspects of the proposed transactions as preconditions to the Closing under the PSA.

         Certain of the sponsoring utilities, including certain sponsoring utilities that are subsidiaries of the parties to this Application/Declaration, also require consents, approvals or waivers of jurisdiction by their respective state regulatory commissions with respect to their indirect participation in the transactions that are the subject matter of this Application/Declaration.

         No other state commission or any Federal commission, other than the Securities and Exchange Commission and those named above, has jurisdiction over the applicants' participation in the proposed transactions.

ITEM 5. Procedure

         (a) Vermont Yankee and Energy East Corporation do not request a hearing on this Application/Declaration and, because of the urgency of obtaining all the required regulatory approvals involved in the proposed transaction, request that the Commission's order be issued as soon as practicable and no later than June 30, 2002 and that the authority granted remain in effect until December 31, 2002.

         (b) Without prejudice to their right to modify the same if a hearing should be ordered on this Application/Declaration, the applicants hereby make the following specifications required by paragraph (b) of Item 5 of Form U-1:

         (i), (ii) There should not be a recommended decision by a hearing officer or any other responsible officer of the Commission.

         (iii) The Division of Investment Management may assist in the preparation of the Commission's decision.

         (iv) There should not be a 30-day waiting period between issuance of the Commission's order and the date on which it is to become effective.

         It is requested that the Commission send copies of all communications to counsel for the applicants as follows: Energy East Corporation: Frank Lee, Esq., Huber Lawrence & Abell, 605 Third Avenue, New York, New York 10158; and Vermont Yankee: Hemmie Chang, Esq., Ropes & Gray, One International Place, Boston, Massachusetts 02110 and Nancy Malmquist, Esq., Downs Rachlin & Martin PLLC, P.O. Box 99, 90 Prospect Street, St. Johnsbury, Vermont 05819-0099.

ITEM 6. Exhibits and Financial Statements

(a)      Exhibits:

         A        Not Applicable

         B-1      Purchase and Sale Agreement.

         B-2      Power Purchase Agreement.

         B-3      2001 Amendatory Agreement.

         B-4      Form of Security Agreement.

         C        Not Applicable

         D-l Letter dated August 22, 2001 giving notice of proposed transactions to Vermont Public Service Board ("PSB").

         D-2      Petition to PSB.

         D-3      Order of PSB.

         D-4      Petition to FERC.

         D-5      Order by FERC.

         D-6      Application to NRC. (Redacted)

         D-7      Order by NRC.

         E        Not Applicable

         F-1 Opinions of counsel as to matters required by Instructions F-(1) as to Exhibits to Form U-1.

         G        Not applicable

         H        Proposed Form of Notice

(b)      Financial Statements:

         J-1      Audited Balance Sheet of Vermont Yankee as at December 31,
                  2000.

         J-2      Unaudited Balance Sheet of Vermont Yankee as at September 30,
                  2001.

         J-3 Audited Statement of Income for Vermont Yankee for the year ended December 31, 2000.

         J-4 Unaudited Statement of Income for Vermont Yankee for the nine-months ended September 30, 2001.

         Financial Statements of Energy East Corporation have been omitted as not being necessary to a consideration of this application.

Item 7 - Information as to Environmental Effects.

         (a) In view of the nature of the proposed transaction described herein, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

         (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transaction.

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the applicants named herein have duly caused this statement to be signed on their behalf by their respective officers thereunto duly authorized.

                           ENERGY EAST CORPORATION


                           By   /s/ Robert D. Kump
                                -----------------------------------------------
                                Name: Robert D. Kump
                                Title: Vice President,
                                       Treasurer and Secretary


                           VERMONT YANKEE NUCLEAR POWER
                             CORPORATION


                           By   /s/ Bruce W. Wiggett
                                -----------------------------------------------
                                Name: Bruce W. Wiggett
                                Title:  Sr. Vice President of Finance & Admin.


Date:  June 24, 2002